07021159

February 14, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED FEB 1 6 2007

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on January 25, 2007 (in Portuguese)*

2. *Material Fact Notice released on January 25, 2007 (English version)*

3. *Minutes from the Extraordinary General Meeting held on January 25th, 2007, filed with Brazilian SEC on January 25, 2007 (in Portuguese)*

4. *Minutes from the Extraordinary General Meeting held on January 25, 2007 (English version)*

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

5. *Company's Bylaws - alteration in Chapter II, Article 5 due to the split of the Company's common shares approved at the Extraordinary General Meeting held on January 25, 2007, filed with Brazilian SEC on January 25, 2007 (in Portuguese)*

6. *Company's Bylaws - alteration in Chapter II, Article 5 due to the split of the Company's common shares approved at the Extraordinary General Meeting held on January 25, 2007, (English version)*

dw 2/20

7. *Material Fact Notice filed with Brazilian SEC on February 5, 2007 (in Portuguese)*

8. *Material Fact Notice released on February 5, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. (a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.° 6.404/76 e na Instrução CVM n° 358/02, comunicar ao mercado que, em Assembléia Geral Extraordinária da Companhia, realizada em 25 de janeiro de 2007 ("AGE"), foi aprovado, pela unanimidade dos acionistas presentes, o desdobramento das ações ordinárias de emissão da Companhia. De acordo com a Proposta da Administração, cada ação ordinária será desdobrada na proporção de 2 (duas) novas ações para cada ação existente. Os que forem acionistas da Companhia com base na composição acionária de 26 de janeiro de 2007 terão suas ações creditadas em 1° de fevereiro de 2007 e as ações da Companhia passarão a negociar na Bovespa "ex-desdobramento" a partir da abertura do pregão do dia 29 de janeiro de 2007.

Outras informações e esclarecimentos poderão ser obtidos por meio do e-mail ri@mmx.com.br ou então no *site* da MMX (www.mmx.com.br).

Rio de Janeiro, 25 de janeiro de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

MATERIAL FACT NOTICE

MMX Mineração e Metálicos S.A. ("MMX" or the "Company"), pursuant to article 157 of Law n.º 6.404/76 and CVM Instruction n° 358/02, hereby announces that, at the Company's Extraordinary Shareholders' Meeting, held on January 25, 2007, the shareholders of the Company present at the meeting unanimously approved to split the Company's common shares in the proportion of 2 (two) new shares for each one (1) existing and outstanding. The Company's shareholders registered as of January 26, 2007 will be credited one share for each outstanding on February 1st, 2007, and the Company's shares will be traded on Bovespa "ex-split" at beginning of trading on January 29, 2007.

For further information please e-mail ri@mmx.com.br ou access MMX's website (www.mmx.com.br).

Rio de Janeiro, January 25, 2007

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Companhia Aberta

ATA SUMÁRIA DA ASSEMBLÉIA GERAL EXTRAORDINÁRIA REALIZADA EM 25 DE JANEIRO DE 2007

I. **DATA, HORA E LOCAL DAS ASSEMBLÉIAS:** Às 9:00 horas do dia 25 de janeiro de 2007, na sede social da Companhia, situada na Praia do Flamengo, n° 154, 5° andar.

II. **QUORUM**: Acionistas signatários do livro de presença de acionistas e indicados ao final da ata, representando a maioria necessária do capital social da Companhia para preencher os *quora* legais de instalação e deliberação das matérias.

III. **CONVOCAÇÃO**: Editais de convocação publicados nos jornais Diário Oficial do Estado do Rio de Janeiro e Valor Econômico, em suas edições de 10, 11 e 12 de janeiro de 2007, nas páginas 5, 9 e 3 e C1, C1 e C2, respectivamente, conforme disposto no artigo 124, inciso II da Lei n.º 6.404/76.

IV. **MESA**: Nos termos do Artigo 24 do Estatuto Social da Companhia e ainda do Artigo 128 da Lei n.º 6.404/76, os acionistas presentes escolheram, por unanimidade e sem reservas, o Sr. Eike Fuhrken Batista para exercer a função de Presidente da Assembléia, e o Sr. Paulo Carvalho de Gouvêa para exercer a função de Secretário da Assembléia.

V. **ORDEM DO DIA**: (i) Deliberar sobre a proposta de desdobramento das ações ordinárias escriturais sem valor nominal de emissão da Companhia na proporção de 2 (duas) ações em substituição a cada 1 (uma) existente; e (ii) Deliberar sobre a conseqüente alteração do Art. 5º do estatuto social da Companhia.

VI. **DELIBERAÇÕES**: Depois de prestados os esclarecimentos necessários, os acionistas presentes, por unanimidade, decidiram:

(i) Aprovar o desdobramento das ações ordinárias escriturais sem valor nominal de emissão da Companhia, na proporção de 2 (duas) novas ações ordinárias para cada ação ordinária existente.

(ii) Farão jus ao recebimento das ações desdobradas àqueles que forem acionistas da

Companhia com base na composição acionária de 26 de janeiro de 2007, sendo certo que a previsão é de que tais ações sejam creditadas a favor destes em 01º de fevereiro de 2007.

(iii) As ações recebidas em virtude do desdobramento ora aprovado participarão em igualdade de condições em todos os direitos e benefícios que vierem a ser concedidos/distribuídos pela Companhia, inclusive na distribuição de dividendos e eventuais remunerações de capital que vierem a ser aprovados pela Companhia.

(iv) Alterar o "caput" do Art. 5º do Estatuto Social da Companhia, de forma a refletir o novo número de ações em que se divide o capital social da Companhia, que passa então a ter a seguinte redação:

> *"Art. 5º. O capital social, totalmente subscrito e integralizado em moeda corrente nacional e bens, é de R$ 1.142.515.202,84 (um bilhão, cento e quarenta e dois milhões, quinhentos e quinze mil, duzentos e dois reais e oitenta e quatro centavos), dividido em 7.607.756 (sete milhões e seiscentos e sete mil e setecentos e cinqüenta e seis) ações ordinárias escriturais e sem valor nominal".*

VII. **DOCUMENTOS ASSINADOS**: Fica arquivado na sede da Companhia e autenticado pela Mesa o Estatuto Social consolidado da Companhia, que depois de lido, discutido e aprovado pela unanimidade dos acionistas presentes, passa a constituir o Anexo I da presente Ata.

VIII. **ENCERRAMENTO**: Às 09:10 horas, nada mais havendo a tratar, deram por encerrada a Assembléia, tendo-se antes feito lavrar a presente ata de forma sumária que, lida e achada conforme, vai devidamente assinada pelos presentes.

IX. **ACIONISTAS PRESENTES**: EIKE FUHRKEN BATISTA, PAULO CARVALHO DE GOUVÊA, FLAVIO GODINHO (representado pelo seu procurador, Joel Mendes Rennó Jr.), PEDRO GARCIA (representado pelo seu procurador, Joel Mendes Rennó Jr.), GAVIÃO-M TRADING LLC, STATE STREET EMERGING MARKETS, SSGA EMERGING MARKETS FUND, DAILY ACTIVE EM MKTS SEC LEND COM TR FD, CENTRAL STATES SOUTHEAST A PE FD e STATE ST B AND TC INV FF TE RETIR PLANS (todos representados por seu procurador, Alexsandro de Souza Popovic).

Rio de Janeiro, 25 de janeiro de 2006.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:

Joel Rennó Jr.
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Public Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 25TH, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** January 25th, 2007, at 9:00 am, at the Company's headquarters, located at Praia do Flamengo, n° 154, 5th floor.

II. **QUORUM**: Signatory shareholders of the attendance book of shareholders and indicated in the end of the minutes, representing the majority of the Company's capital stock necessary to meet the legal *quora* of instatement and deliberation of the matters.

III. **CALL**: Call notices published in the newspapers Official Gazette of the State of Rio de Janeiro and Valor Econômico, in their January 10th, 11th and 12th editions, on pages 5, 9 and 3 and C1, C1 and C2, respectively, in compliance with the provisions in article 124, subsection II of Law no. 6,404/76.

IV. **PRESIDING BOARD**: Pursuant to Article 24 of the Company's Bylaws and also to Article 128 of Law no. 6,404/76, the attending shareholders chose, unanimously and without reserves, Mr. Eike Fuhrken Batista to exercise the function of Chairman of the Meeting, and Mr. Paulo Carvalho de Gouvêa to exercise the function of Secretary of the Meeting.

V. **AGENDA**: (i) To deliberate on the proposed split of all non-par book-entry common shares issued by the Company in the proportion of two (2) shares in replacement of one (1) existing share; and (ii) To deliberateon the consequent amendment to Article 5 of the Company's bylaws.

VI. **DECISIONS**: After the necessary clarifications were made, the attending shareholders decided, by unanimous vote:

(i) To approve the split of non-par book-entry common shares issued by the Company, in the proportion of two (2) new common shares for each existing common share.

(ii) Shareholders of the Company, registered as of January 26, 2007, will be credited one share for each outstanding on February 1st, 2007.

(iii) The shares received in view of the split approved herein will participate on equal terms in all rights and benefits to be granted/distributed by the Company, including in the distribution of dividends and possible capital compensations to be approved by the Company.

(iv) To amend the "caput" of Article 5 of the Company's Bylaws, to reflect the new number of shares the Company's capital stock is divided into, which will have the following wording:

> *"Article 5. The capital stock, fully subscribed and paid-in in domestic currency and assets, is R$1,142,515,202.84 (one billion, one hundred and forty two million, five hundred and fifteen thousand, two hundred and two reais and eighty four centavos), divided into 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty six) non-par book-entry common shares".*

VII. **<u>SIGNED DOCUMENTS</u>**: The Company's consolidated Bylaws are filed at the Company's headquarters and notarized by the Presiding Board, which, after being read, discussed and approved by unanimous vote of the attending shareholders, will be the Annex I of the present Minutes.

VIII. **<u>CLOSURE</u>**: At 09:10 am, nothing more to be dealt with, the Meeting was adjourned, and these present Minutes were drawn up in the summary format which, read and found in compliance, were duly signed by the attending shareholders.

IX. **<u>ATTENDING SHAREHOLDERS</u>**: EIKE FUHRKEN BATISTA, PAULO CARVALHO DE GOUVÊA, FLAVIO GODINHO (represented by his attorney-in-fact, Joel Mendes Rennó Jr.), PEDRO GARCIA (represented by his attorney-in-fact, Joel Mendes Rennó Jr.), GAVIÃO-M TRADING LLC, STATE STREET EMERGING MARKETS, SSGA EMERGING MARKETS FUND, DAILY ACTIVE EM MKTS SEC LEND COM TR FD, CENTRAL STATES SOUTHEAST A PE FD and STATE ST B AND TC INV FF TE RETIR PLANS (all represented by their attorney-in-fact, Alexsandro de Souza Popovic).

Rio de Janeiro, January 25, 2007.

Paulo Carvalho de Gouvêa
Secretary

Attorney's signature:

Joel Rennó Jr.
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Sede, Objeto e Duração

Artigo 1° - A MMX Mineração e Metálicos S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei nº 6.404, de 15 de dezembro de 1976 ("Lei nº 6.404/76") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Parágrafo Único – Com a admissão da Companhia no Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, sujeitam-se a Companhia, seus acionistas, administradores e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

Artigo 2° - A Companhia tem sua sede e foro na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, à Praia do Flamengo, 154, 5° andar (parte), CEP: 22210-030, podendo criar e manter filiais, agências ou representações, em qualquer localidade do País ou do exterior, mediante resolução da Diretoria, independentemente de autorização do Conselho de Administração ou da Assembléia Geral.

Artigo 3° - A Companhia tem por objeto social: (i) a indústria e comércio de minérios em geral, em todo o território nacional e no exterior, compreendendo a pesquisa, exploração, lavra, beneficiamento, industrialização, transporte, exportação e comércio de bens minerais; (ii) a prestação de serviços geológicos; (iii) a importação, exportação, transporte e comércio de produtos minerais, químicos e industriais; (iv) a construção, fabricação e montagem de estruturas metálicas; (v) a fabricação, transformação, comercialização, importação e exportação de produtos siderúrgicos; (vi) a instalação, operação e exploração de usinas integradas ou não integradas de aço, para a produção e comercialização de produtos e subprodutos de ferro e aço; (vii) a construção, operação e exploração de terminais marítimos próprios ou de terceiros, de uso privativo, misto ou público; (viii) a construção, operação e exploração de ferrovias e/ou de tráfego ferroviário próprio ou de terceiros, como concessionário de serviço público ou não; (ix) a prestação de serviços de logística integrada de transporte de carga; (x) a exportação e importação genérica de bens, equipamentos e produtos; (xi) a geração, importação, exportação e comercialização de energia elétrica, a implantação de usinas de geração elétrica, seja de fonte térmica, hídrica, eólica ou outra, a aquisição e importação de combustível e a implantação da infra-estrutura associada; (xii) o

desenvolvimento, exploração, implantação, operação e gerenciamento de projetos de recursos hídricos, o comércio de água, mineral ou industrial, a implantação de logística associada com a comercialização ou entrega de água e a prestação de serviços da indústria de recursos hídricos; (xiii) a participação no capital de outras sociedades nacionais ou internacionais constituídas sob qualquer forma societária e qualquer que seja o objeto social.

Artigo 4º - O prazo de duração da Companhia é indeterminado.

CAPÍTULO II
Do Capital Social e das Ações

Artigo 5º - O capital social, totalmente subscrito e integralizado em moeda corrente nacional e bens, é de R$ 1.142.515.202,84 (um bilhão, cento e quarenta e dois milhões, quinhentos e quinze mil, duzentos e dois reais e oitenta e quatro centavos), dividido em 7.607.756 (sete milhões e seiscentos e sete mil e setecentos e cinqüenta e seis) ações ordinárias escriturais e sem valor nominal.

Parágrafo 1º - Cada ação ordinária dá direito a um voto nas deliberações da assembléia geral.

Parágrafo 2º - As ações da Companhia são todas escriturais, mantidas em conta de depósito em nome de seus titulares, junto a instituição financeira autorizada pela Comissão de Valores Mobiliários e contratada pela Companhia, podendo ser cobrada do acionista alienante o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

Parágrafo 3º - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

Parágrafo 4º - A Companhia poderá emitir debêntures simples ou conversíveis em ações ordinárias, mediante deliberação do Conselho de Administração e, se conversíveis em ações, dentro do limite do capital autorizado.

Parágrafo 5º - Os aumentos de capital poderão ser deliberados com a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas no Artigo 172 da Lei nº 6.404/76, sendo certo que tais aumentos poderão ser realizados mediante subscrição pública ou privada de ações, por conversão de debêntures ou outros valores mobiliários ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei.

Parágrafo 6º - O pagamento dos dividendos e a distribuição de ações provenientes de aumento de capital, quando for o caso, realizar-se-ão no prazo máximo de 30 (trinta) dias, o primeiro, contado da sua declaração, a segunda, contada da publicação da ata respectiva na forma da lei, salvo se a assembléia geral, quanto ao dividendo, determinar que este seja pago em prazo superior, mas no curso do exercício social em que for declarado, e quanto ao aumento de capital, determinar que este seja pago em prazo inferior.

Parágrafo 7º - As ações participarão dos dividendos do exercício em que forem emitidas da seguinte forma: (i) as ações subscritas até 30 de junho de cada exercício farão jus aos dividendos integrais do referido exercício social; (ii) as ações subscritas a partir de 1º de julho de cada exercício farão jus a metade dos dividendos distribuídos no referido exercício social.

Artigo 6º - A Companhia está autorizada a aumentar o seu capital independentemente de decisão assemblear, até o limite de R$ 50.000.000.000,00 (cinqüenta bilhões de reais), mediante deliberação do Conselho de Administração, que fixará o número de ações ordinárias a serem emitidas, o preço de emissão e as condições de subscrição, integralização e colocação.

Artigo 7º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas, conforme estabelecido no parágrafo 5° do Artigo 5° deste Estatuto Social.

CAPÍTULO III
Da Administração

Artigo 8º - A administração da Companhia será exercida pelo Conselho de Administração e executada pela Diretoria, na forma da lei e deste Estatuto Social.

Parágrafo Primeiro – A Assembléia Geral dos Acionistas da Companhia, ou o seu Conselho de Administração, dependendo do caso, poderá criar os órgãos técnicos e/ou consultivos, destinados a aconselhar os administradores, que sejam julgados necessários para o perfeito funcionamento da companhia.

Parágrafo Segundo – A Assembléia Geral fixará a remuneração dos administradores, observado o disposto nos Artigos 13 e 20 deste Estatuto Social.

SEÇÃO I

Do Conselho de Administração

Artigo 9º - O Conselho de Administração será composto de, no mínimo, 5 (cinco) membros e, no máximo, 11 (onze) membros, todos acionistas e residentes ou não no país, com a denominação de Conselheiros, eleitos pela Assembléia Geral, com mandato unificado de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral poderá, ainda, nomear até 2 (dois) membros suplentes ao Conselho de Administração, que substituirão eventuais ausências de quaisquer membros titulares do Conselho de Administração, nas reuniões regularmente convocadas.

Parágrafo 1º - Os membros do Conselho de Administração, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Conselheiros.

Parágrafo 2º - Dentre os membros eleitos para o Conselho de Administração, no mínimo 20% deverão ser conselheiros independentes, tal como definidos no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, devendo-se indicar esta condição na ata da Assembléia Geral que os eleger.

Parágrafo 3º - No caso de ocorrer vacância permanente de membro do Conselho de Administração, o Presidente do Conselho deverá convocar Assembléia Geral para proceder à eleição das vagas faltantes, respeitando-se sempre, o disposto no Parágrafo 2º deste Artigo.

Parágrafo 4º - Os membros do Conselho de Administração somente serão investidos nos respectivos cargos, mediante assinatura de termo de posse lavrado no livro de atas do Conselho de Administração, e por meio da assinatura do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

Artigo 10 - Imediatamente após a posse de seus membros, o Conselho de Administração elegerá: a) um Presidente, que convocará e presidirá suas reuniões; e b) um Presidente Honorário, que substituirá o Presidente em seus impedimentos e ausências.

Artigo 11 - O Conselho de Administração reunir-se-á, ordinariamente, 1 (uma) vez por trimestre, e, extraordinariamente, sempre que necessário, mediante convocação do Presidente ou de 2 (dois) membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros.

Parágrafo 1º - As reuniões serão convocadas mediante comunicação por escrito, expedida com pelo menos 5 (cinco) dias de antecedência, devendo dela constar o local, data e hora da reunião, bem como, resumidamente, a ordem do dia.

Parágrafo 2º - A convocação prevista no parágrafo anterior será dispensada sempre que estiver presente à reunião a totalidade dos membros do Conselho de Administração.

Parágrafo 3º - Para que as reuniões do Conselho de Administração possam se instalar e validamente deliberar, será necessária a presença da maioria de seus membros em exercício, dentre eles o Presidente do Conselho ou, em caso de impedimento ou ausência temporária deste, o Presidente Honorário, sendo considerado como presente aquele que tenha enviado seu voto por escrito.

Parágrafo 4º - O Conselho de Administração deliberará por maioria dos votos, cabendo ao Presidente do Conselho, ou, em caso de impedimento ou ausência temporária deste, ao Presidente Honorário, o voto de desempate.

Parágrafo 5º - A ata de reunião do Conselho de Administração que eleger, destituir, designar ou fixar as atribuições dos Diretores deverá ser arquivada na Junta Comercial do Estado do Rio de Janeiro e publicada em órgão da imprensa local, adotando-se idêntico procedimento para atos de outra natureza, que devam produzir efeitos perante terceiros, ou quando o Conselho de Administração julgar conveniente.

Artigo 12 - Em caso de ausência ou impedimento temporário, o Conselheiro ausente ou impedido será substituído, automática e temporariamente, por um dos membros suplentes, que será escolhido pelo Presidente do Conselho.

Artigo 13 - A remuneração dos membros do Conselho de Administração será global e anualmente fixada pela Assembléia Geral, que homologará, também, quando for o caso, o montante e o percentual da participação que lhes deva caber no lucro, observado o limite disposto no Parágrafo 1º do Artigo 152 da Lei nº 6.404/76. O Presidente do Conselho de Administração distribuirá tal remuneração entre seus membros.

Artigo 14 - Compete ao Conselho de Administração:

(i) estabelecer os objetivos, a política e a orientação geral dos negócios da Companhia;

(ii) convocar a Assembléia Geral Ordinária e, quando necessária, a Assembléia Geral Extraordinária;

(iii) nomear e destituir os Diretores da Companhia, fixando-lhes atribuições, observado este Estatuto Social;

(iv) manifestar-se previamente sobre o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme as Regras da Comissão de Valores Mobiliários – CVM e do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

(v) fiscalizar a gestão dos Diretores;

(vi) examinar atos, livros, documentos e contratos da Companhia;

(vii) deliberar a emissão de bônus de subscrição;

(viii) deliberar aumentos do capital social até o limite previsto neste estatuto, fixando as condições de emissão e de colocação das ações;

(ix) deliberar a emissão de debêntures e notas promissórias para subscrição pública;

(x) deliberar sobre a exclusão do direito de preferência dos acionistas à subscrição de novos valores mobiliários emitidos pela Companhia, nas hipóteses previstas pelo artigo 172 da Lei nº 6.404/76;

(xi) submeter à Assembléia Geral o destino a ser dado ao lucro líquido do exercício;

(xii) autorizar a alienação de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias a obrigações de terceiros;

(xiii) escolher e destituir auditores independentes;

(xiv) autorizar a compra de ações da Companhia, para sua permanência em tesouraria ou cancelamento, nos termos da lei e das disposições regulamentares em vigor;

(xv) definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto; e

(xvi) deliberar sobre os casos omissos neste Estatuto Social.

SEÇÃO II
Da Diretoria

Artigo 15 - A Diretoria é composta de, no mínimo, 2 (dois) diretores e, no máximo, 8 (oito) membros, acionistas ou não, todos residentes no país, eleitos pelo Conselho de Administração.

Parágrafo 1º - Observado este Estatuto Social, as atribuições e poderes dos membros da Diretoria serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

Parágrafo 2º - Os membros da Diretoria serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

Parágrafo 3º - O prazo de gestão de cada Diretor será de 1 (um) ano, permitida a recondução.

Parágrafo 4º - Os Diretores, findo o prazo de gestão, permanecerão no exercício dos respectivos cargos, até a eleição e posse dos novos Diretores.

Parágrafo 5º - Ocorrendo vaga no cargo de Diretor, poderá o Conselho de Administração eleger substituto, cujo mandato expirará juntamente com o dos demais Diretores.

Artigo 16 - Compete à Diretoria exercer a atribuições que a lei, este Estatuto Social e o Conselho de Administração lhe conferirem para a prática de atos, por mais especiais que sejam, desde que em direitos permitidos, necessários ao regular funcionamento da Companhia.

Artigo 17 - Observado o disposto no Artigo 14 deste Estatuto, compete à Diretoria:

(i) executar os trabalhos que lhe forem determinados pelo Conselho de Administração;

(ii) representar a Companhia, ativa e passivamente, em juízo ou fora deste;

(iii) celebrar contratos, adquirir direitos e assumir obrigações de qualquer natureza, adquirir, alienar ou gravar bens e propriedades, contrair empréstimos e outorgar garantias

no interesse da Companhia e suas subsidiárias, abrir e movimentar contas bancárias, emitir e endossar cheques e notas promissórias; emitir e endossar duplicatas e letras de câmbio; endossar 'warrants', conhecimentos de depósito e conhecimentos de embarque; contratar e demitir funcionários; receber e dar quitação, transigir, renunciar direitos, desistir, assinar termos de responsabilidade; praticar todos os atos de gestão necessários à consecução dos objetivos sociais; manifestar o voto da Companhia nas assembléias gerais das empresas da qual a Companhia participe, de acordo com a orientação prévia do Conselho de Administração; registrar contabilmente todas as operações e transações da Companhia; segurar e manter segurados, adequadamente, por seguradora renomada, todos os ativos da Companhia passíveis de serem segurados;

(iv) elaborar, anualmente, o Relatório da Administração, as contas da Diretoria e as demonstrações financeiras do exercício, dentre elas aquelas informações periódicas e eventuais a serem prestadas conforme o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, bem como submeter, após o parecer do Conselho de Administração e do Conselho Fiscal, caso este último esteja em funcionamento, as demonstrações financeiras exigidas por lei e a proposta para a destinação dos resultados do exercício;

(v) preparar anteprojetos de plano de expansão e modernização da Companhia;

(vi) submeter ao Conselho de Administração o orçamento geral e os especiais da Companhia, inclusive os reajustes conjunturais, no decurso dos exercícios anual e plurianual a que os membros se referirem; e

(vii) aprovar e modificar organogramas e regimentos internos.

Artigo 18 - A representação ativa e passiva da Companhia, em atos, contratos e operações que impliquem em responsabilidade da Companhia compete, privativamente, ao Diretor Presidente, agindo isoladamente, ou a dois Diretores, agindo em conjunto. A Diretoria, no entanto, poderá autorizar que a representação se cumpra por 1 (um) só Diretor, por designação coletiva do órgão.

Parágrafo Único - A Companhia será representada por qualquer Diretor, isoladamente, sem as formalidades previstas neste artigo, nos casos de recebimento de citações ou notificações judiciais e na prestação de depoimentos pessoais; representar-se-á, nos casos permitidos em lei, por prepostos nomeados, caso por caso, por via epistolar.

Artigo 19 - Nos limites de suas atribuições, 2 (dois) Diretores poderão constituir

procuradores ou mandatários para, em conjunto com um Diretor ou outro procurador regularmente constituído, na forma estabelecida nos respectivos instrumentos, representar a Companhia na prática legítima de atos e assunção de obrigações em nome da Companhia. Os mandatos definirão, de modo preciso e completo, os poderes outorgados.

Parágrafo Único - Os mandatos serão outorgados, sempre, por prazo determinado, salvo os mandatos judiciais, que poderão ser outorgados por prazo indeterminado.

Artigo 20 - A remuneração dos Diretores será fixada global e anualmente pela Assembléia Geral, que também fixará, quando for o caso, o montante e o percentual da participação da diretoria no lucro da Companhia, observado o limite disposto no Parágrafo 1º do Artigo 152 da Lei 6.404/76.

Artigo 21 - A Diretoria reunir-se-á, ordinariamente, pelo menos uma vez por trimestre, e extraordinariamente, sempre que o interesse social da Companhia assim exigir, sendo certo que todas as suas reuniões serão presididas pelo Diretor Presidente ou, na sua ausência, pelo Diretor que na ocasião seja escolhido dentre os presentes.

Parágrafo 1º - As reuniões serão sempre convocadas por quaisquer 2 (dois) diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. Para que possam ser instaladas e validamente deliberar, será necessária a presença da maioria dos diretores que na ocasião estiverem no exercício de seus cargos, ou de dois diretores, se só houver dois diretores em exercício.

Parágrafo 2º - As deliberações da Diretoria constarão de atas lavradas no livro próprio e serão tomadas por maioria de votos, cabendo também ao Presidente da reunião, em caso de empate, o voto de desempate.

Parágrafo 3º - Nas ausências ou impedimentos temporários de qualquer diretor, este poderá indicar um substituto, ficando o ato sujeito à aprovação da Diretoria. O substituto aprovado exercerá todas as funções, com todos os poderes, inclusive o direito de voto e deveres do diretor substituído.

Parágrafo 4º - O substituto poderá ser um dos demais diretores que, neste caso, votará nas reuniões da Diretoria por si e pelo diretor que estiver substituindo.

CAPÍTULO IV
Do Conselho Fiscal

Artigo 22 - A Companhia terá um Conselho Fiscal composto de 3 (três) membros efetivos e igual número de suplentes, o qual funcionará em caráter não permanente.

Parágrafo 1º - Os membros do Conselho Fiscal, pessoas naturais, residentes no país, legalmente qualificados, serão eleitos pela Assembléia Geral que deliberar a instalação do órgão, a pedido de acionistas que preencham os requisitos estipulados no parágrafo 2º do artigo 161 da Lei nº 6.404/76, com mandato até a primeira assembléia geral ordinária que se realizar após a eleição.

Parágrafo 2º - Os membros do Conselho Fiscal somente farão jus a remuneração que lhe for fixada pela Assembléia Geral, durante o período em que o órgão funcionar e estiverem no efetivo exercício das funções, observado o parágrafo 3º do Artigo 162 da Lei nº 6.404/76 com redação dada pela Lei nº 9.457/97.

Parágrafo 3º - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA.

Parágrafo 4º - O Conselho Fiscal, quando instalado, terá as atribuições previstas em lei, sendo indelegáveis as funções de seus membros.

CAPÍTULO V
Das Assembléias Gerais

Artigo 23 - A Assembléia Geral dos Acionistas, nos termos da lei, reunir-se-á:

a) Ordinariamente nos quatro primeiros meses, depois de findo o exercício social para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - eleger o Conselho de Administração nas épocas próprias e o Conselho Fiscal, quando for o caso;

III - deliberar sobre a destinação do lucro líquido do exercício, se houver, e a distribuição

de dividendos, quando for o caso; e

IV - fixar a remuneração dos administradores.

b) Extraordinariamente sempre que, mediante convocação legal, os interesses sociais aconselharem ou exigirem a manifestação dos acionistas.

Artigo 24 - A Assembléia Geral será instalada e dirigida pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, instalada por outro Conselheiro e dirigida por um Presidente escolhido pelos Acionistas. O secretário da mesa será de livre escolha do Presidente da Assembléia.

Artigo 25 - Os anúncios de convocação, publicados na forma e nos termos da lei, conterão, além do local, data e hora da Assembléia, a ordem do dia explicitada e, no caso de reforma do estatuto, a indicação da matéria.

Artigo 26 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

Parágrafo único - Além das matérias que são de sua competência previstas em lei e no presente Estatuto Social, competirá também à Assembléia Geral Extraordinária aprovar:

I - o cancelamento do registro de Companhia aberta perante a Comissão de Valores Mobiliários - CVM;

II - a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA;

III - a escolha da empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas neste Estatuto, dentre as empresas previamente apontadas pelo Conselho de Administração; e

IV – os planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, com exclusão do direito de preferência dos acionistas.

CAPÍTULO VI
Do Exercício Social

Artigo 27 – O exercício social terá início em 1º de janeiro e término em 31 de dezembro e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as disposições legais aplicáveis.

Artigo 28 - Do resultado do exercício, serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda.

Artigo 29 - O Conselho de Administração apresentará à Assembléia Geral para aprovação proposta sobre a destinação do lucro líquido do exercício que remanescer após as seguintes deduções ou acréscimos, realizadas decrescentemente e nessa ordem:

a) 5% (cinco por cento) para a formação da Reserva Legal, que não excederá de 20% (vinte por cento) do capital social. A constituição da Reserva Legal poderá ser dispensada no exercício em que o saldo dela, acrescido do montante das reservas de capital, exceder a 30% (trinta por cento) do Capital Social;

b) Importância destinada à formação de Reservas para Contingências e reversão das formadas em exercícios anteriores;

c) Montante destinado à constituição da Reserva de Lucros a Realizar;

d) Pagamento do dividendo mínimo obrigatório dos acionistas.

Parágrafo 1º - O dividendo mínimo obrigatório a ser distribuído pela Companhia será de 25% (vinte e cinco por cento) do lucro líquido ajustado da Companhia.

Parágrafo 2º – As demonstrações financeiras demonstrarão a destinação da totalidade do lucro líquido no pressuposto de sua aprovação pela Assembléia Geral Ordinária, e deverão ser elaboradas com estrita observância do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA e as demais disposições legais aplicáveis.

Parágrafo 3º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

Artigo 30 - A Companhia, por deliberação do Conselho de Administração, poderá levantar balanço semestral e declarar dividendos à conta de lucro apurado nesses balanços. O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

Artigo 31 – Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

CAPÍTULO VII
Da Alienação de Controle

Artigo 32 - A alienação do controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, observando as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante, e observando-se, no mais, os procedimentos estabelecidos pela Bolsa de Valores de São Paulo – BOVESPA e pela Comissão de Valores Mobiliários – CVM.

Parágrafo único – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia, e em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso, o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo – BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

Artigo 33 – A oferta pública prevista no artigo 32 também deverá ser efetivada caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

Artigo 34 - A Companhia não registrará qualquer transferência de ações para o adquirente do poder de controle ou para aquele(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores previsto no Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

Parágrafo único - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito o Termo de Anuência referido neste artigo.

CAPITULO VIII
Do Cancelamento de Registro de Companhia Aberta

Art. 35 – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma deste Estatuto.

Parágrafo 1° - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo - BOVESPA, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

Parágrafo 2° - O cancelamento deverá ser precedido de Assembléia Geral Extraordinária em que se delibere especificamente sobre tal cancelamento.

Art. 36 – Caso o laudo de avaliação a que se refere o Artigo 35 não esteja pronto até a Assembléia Geral Extraordinária convocada para deliberar sobre o cancelamento do registro de companhia aberta, o acionista controlador, o grupo de acionistas que detiver o poder de controle da Companhia ou, ainda, a própria Companhia, deverá informar nessa assembléia o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

Parágrafo 1º - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo acionista controlador, grupo de acionistas que detiver o poder de controle da Companhia ou pela própria Companhia, na assembléia referida no caput deste artigo.

Parágrafo 2º - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo acionista, grupo de acionistas que detiver o poder de controle ou então pela própria Companhia, a deliberação referida no caput deste artigo ficará automaticamente cancelada, devendo ser dada ampla divulgação desse fato ao mercado, exceto se o acionista que detiver o poder de controle concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação.

Art. 37 – O laudo de avaliação a que se refere o Artigo 35 deverá ser elaborado por empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os requisitos do parágrafo 1º do artigo 8º da Lei das Sociedades por Ações, e conter a responsabilidade prevista no parágrafo 6º do mesmo artigo.

Parágrafo 1º – A escolha da empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação ser tomada, não se computando os votos em branco, por maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembléia que se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de Ações em Circulação, ou que se instalada em segunda convocação poderá contar com a presença de qualquer número de acionistas representantes das Ações em Circulação.

Parágrafo 2º – Os custos incorridos com a elaboração do laudo serão arcados pelo acionista ou grupo de acionistas que detiver o poder de controle ou, então, pela própria Companhia, dependendo do caso.

CAPÍTULO IX
Da Saída do Novo Mercado

Art. 38 - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação conforme previsto no artigo 37, observados os prazos legais, (i) seja para que suas ações tenham registro para negociação fora do Novo Mercado, (ii) seja em virtude de reorganização societária da Companhia, na qual as ações da companhia resultante de tal reorganização não sejam admitidas para negociação no Novo Mercado.

Parágrafo Único – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

CAPÍTULO X
Do Juízo Arbitral

Art. 39 - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos das disposições contidas na Lei n.º 6.404/76, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

CAPITULO XI
Da Liquidação, Dissolução e Extinção

Artigo 40 – A Companhia entrará em liquidação nos casos previstos em lei.

Parágrafo Único – O Conselho de Administração nomeará o liquidante e a assembléia geral determinará o modo de liquidação e elegerá o conselho fiscal.

CAPÍTULO XII
Disposições Gerais

Artigo 41 – A Companhia, a qualquer tempo, tendo em mira aperfeiçoar seus serviços e adaptar-se às novas técnicas de administração, poderá adotar processos mecânicos de emissão e autenticação de documentos de efeitos mercantis, obedecendo a padrões e sistemas consagrados em usos e praxes em vigor.

Artigo 42 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Artigo 43 – As disposições previstas no parágrafo único do Art. 1º, no parágrafo 2º do Artigo 9º, no parágrafo 2º do Artigo 15, no parágrafo 3º do Artigo 22, no parágrafo único do Artigo 26, no *caput* do Artigo 27 e, por fim, nos Artigos 32 a 39, somente terão plena eficácia a partir da data da assinatura do Contrato de Participação no Novo Mercado pela Companhia perante a Bolsa de Valores de São Paulo - BOVESPA.

MMX MINERAÇÃO E METÁLICOS S.A.

BYLAWS

CHAPTER I
Name, Headquarters, Purpose and Duration

Article 1 - MMX Mineração e Metálicos S.A. is a joint-stock company ruled by these present Bylaws, by Law 6,404, as of December 15, 1976 ("Law 6,404/76") and further applicable Laws and Regulations.

Sole Paragraph – Since the Company was accepted to join the São Paulo Stock Exchange – BOVESPA New Market, the Company, its shareholders, management and members of the Fiscal Council are subject to the provisions of the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Article 2 – The Company's headquarters and jurisdiction are located in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5° andar (parte), CEP: 22210-030, and it may create and maintain branches, offices or representations, in any location of the country or abroad, by means of Board of Executive Officers' resolution, regardless of authorization of the Board of Directors or General Meeting.

Article 3 – The Company's purpose is: (i) the industry and trade of ore in general throughout the Brazilian territory and abroad, comprising research, exploration, mining, processing, industrialization, transportation, exports and trade of mineral goods; (ii) the rendering of geological services; (iii) imports, exports, transportation and trade of mineral, chemical and industrial products; (iv) the building, manufacturing and assembly of metallic structures; (v) the manufacturing, transformation, trade, imports and exports of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steelworks for the production and commercialization of iron and steel-related products and byproducts; (vii) the building, operation and exploration of owned maritime terminals or of third parties, of private, mixed or public use; (viii) the building, operation and exploration of railways and/or owned rail traffic or of third parties, as public concessionaire or not; (ix) the rendering of freight transportation integrated logistic services; (x) the generic export and import of goods, equipment and products; (xi) the generation, import, export and commercialization of electricity, the implementation of power plants, where derived from thermal, hydric, eolic or another source, the acquisition and import of fuel and the implementation of related infrastructure; (xii) the development, exploration, implementation, operation and management of hydrous resources projects, the mineral or industrial water trade, the implementation of logistics associated with the commercialization or delivery of water and the services rendering for the hydrous resources industry; (xiii) the interest in the capital of other domestic or foreign companies incorporated under any corporate form and whatever is their

corporate purpose.

Article 4 – The Company's duration is indeterminate.

CHAPTER II
Capital Stock and Shares

Article 5 – The capital stock, fully subscribed and paid-in in domestic currency and assets, is R$1,142,515,202.84 (one billion, one hundred and forty two million, five hundred and fifteen thousand, two hundred and two reais and eighty four centavos), divided into 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty six) non-par book-entry common shares.

Paragraph 1 – Each ordinary share entitles to one vote in the general meeting's resolutions.

Paragraph 2 – The Company's shares are book-entry, held in deposit accounts on behalf of their titleholders, with a financial institution authorized by the Brazilian Securities and Exchange Commission and engaged by the Company, and the selling shareholder may be required to bear the costs related to transfer services, in compliance with the maximum limits set forth by the Brazilian Securities and Exchange Commission.

Paragraph 3 – The Company is forbidden to issue preferred shares or beneficiary parties.

Paragraph 4 – The Company may issue simple debentures or convertible into common shares, by means of Board of Directors' resolution and if convertible into shares, within the limit of authorized capital.

Paragraph 5 – Capital increases may be resolved, excluding the shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in the Article 172 of Law 6,404/76, and such increases may occur by means of public or private subscription of shares, by means of conversion of debentures or other securities or incorporation of reserves, capitalizing funds through types authorized by law.

Paragraph 6 – The payment of dividends and the allocation of shares derived from capital increase, when this is the case, shall occur within no later than thirty (30) days, the first payment, as from dividends are declared, the second one, as from the publication of respective minutes as provided for by law, unless if the general meeting, determines in relation to dividend, that this is paid within extended term, but during the course of fiscal year in which this is declared, and as to capital increase, decides that this is paid within lower term.

Paragragh 7 – The shares shall participate in dividends for the year in which these are issued as follows: (i) shares subscribed until June 30 of each year shall be entitled to full dividends of said

fiscal year; (ii) the shares subscribed as from July 1 of each year shall be entitled to half of dividends allocated in said fiscal year.

Article 6 – The Company is authorized to increase its capital, regardless of general meeting decision, until the limit of fifty billion reais (R$ 50,000,000,000.00), by means of Board of Directors' resolution, which shall determine the number of common shares to be issued, the issuance price and subscription, payment and placement conditions.

Article 7 – The Board of Directors may approve the issue of new shares without preemptive right to former shareholders, as set forth in the paragraph 5 of the Article 5 of these Bylaws.

CHAPTER III
Management

Article 8 – The Company's management shall be exercised by the Board of Directors and performed by the Board of Executive Officers, as provided for by laws and these Bylaws.

Paragraph 1 – The Shareholders' General Meeting of the Company, or its Board of Directors, where this is the case, may create technical and/or advisory committees destined to advice management, deemed as necessary for the perfect operation of the Company.

Paragraph 2 – The General Meeting shall set out the management's compensation, in accordance with the provisions in the Articles 13 and 20 of these Bylaws.

SECTION I
Board of Directors

Article 9 – The Board of Directors shall be composed of, at least, five (5) members and at most eleven (11) members, all of them shareholders and resident or not in the country, named as board members, elected by the General Meeting, with an unified one (1) year term of office, and they may be re-elected. In addition, the General Meeting may also appoint until two (2) deputy members to the Board of Directors, who shall replace eventual absences of any Board of Directors' sitting member at the meetings regularly summoned.

Paragraph 1 – The Board of Directors' members, after the expiration of their term of office shall remain in the exercise of their respective offices, until the election and investiture of new Board members.

Paragraph 2 – Among the members elected for the Board of Directors, at least, 20% shall be independent members, as such defined in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules, and such condition shall be indicated in the minutes of the General Meeting electing them.

Paragraph 3 – Should occur permanent vacancy of Board of Directors' member, the Board Chairman shall call for a General Meeting to conduct the election of missing vacant positions, always observing the provisions in paragraph 2 of this Article.

Paragraph 4 – The Board of Directors' members only shall be vested in respective offices, by means of signature of instrument of investiture drawn up in the Board of Directors' minutes book, and by means of signature of Management Instrument of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Article 10 – Immediately after the investiture of its members, the Board of Directors shall elect: a) a Chairman, who shall call for and chair the meetings; and b) an Honorary Chairman, who shall replace the Chairman in his impediments and absences.

Article 11 – The Board of Directors shall meet ordinarily, once (1) quarterly and extraordinarily, whenever necessary, by means of Chairman's call or two (2) members, exempting the call in the event all members attend the meeting.

Paragraph 1 – The meetings shall be called by means of written notice, issued at least, five (5) days in advance, including the place, date and time of the meeting, as well as, briefly the agenda.

Paragraph 2 – The call provided for in the previous paragraph shall be exempted whenever all Board of Directors' members attend the meeting.

Paragraph 3 – In order to the Board of Directors' meetings may be instated and validly resolve, the attendance of the majority of its acting members shall be necessary, among them, the Board Chairman, or in the event of his impediment or temporary absence, the Honorary Chairman, being considered as attending member that one who has sent his written vote.

Paragraph 4 – The Board of Directors shall resolve by majority vote, being incumbent upon the Board Chairman, or in the event of his impediment or temporary absence, the Honorary Chairman, the casting vote.

Paragraph 5 – The minutes of the Board of Directors' meeting electing, withdrawing, designating or determining the executive officers' duties shall be filed at the Board of Trade of Rio de Janeiro state and published in the local press, and adopting identical procedure for acts of another nature, which shall produce effects before third parties, or when the Board of Directors deems convenient.

Article 12 – In the event of absence or temporary impediment, the absent or impeded board member shall be automatically and temporarily replaced by one of the deputy members, who shall be elected by the Board Chairman.

Article 13 – The compensation of Board of Directors' members shall be global and annually defined by the General Meeting, which shall also ratify, when this is case, the amount and the percentage of interest entitled thereto in the profit, observing the limit provided for in the paragraph 1 of Article 152 of Law 6,404/76. The Board of Directors' Chairman shall distribute such compensation among his members.

Article 14 – It is incumbent upon the Board of Directors:

(i) to set forth the purpose, policy and general guidance for the Company's businesses;

(ii) to call for the Annual General Meeting and when necessary the Extraordinary General Meeting;

(iii) to appoint and remove from office the Company's executive officers, and establishing their duties, pursuant to these Bylaws;

(iv) to previously express their opinion on the Management Report, the management accounts and financial statements for the year, among them that periodical and eventual information to be rendered as per Brazilian Securities and Exchange Commission's rules – CVM and São Paulo Stock Exchange – BOVESPA New Market Listing Rules;

(v) to inspect the executive officers' management;

(vi) to examine Company's acts, books, documents and agreements;

(vii) to resolve on the issue of subscription bonus;

(viii) to resolve on capital stock increases up to the limit provided for herein, setting out the share issue and placement conditions;

(ix) to resolve on the issue of debentures and promissory notes for public subscription;

(x) to resolve on the exclusion of shareholders' preemptive right to the subscription of new securities issued by the Company, in the assumptions provided for in the Article 172 of Law 6,404/76;

(xi) to submit to the General Meeting the destination to be given to the net income for the year;

(xii) to authorize the disposal of permanent assets, the establishment of "in rem guarantee" and tendering of guarantees to third parties' obligations;

(xiii) to select and remove independent auditors;

(xiv) to authorize the acquisition of Company's shares to be held in treasury or their cancellation, pursuant to the law and prevailing regulatory provisions;

(xv) to define a three-name list of specialized companies to determine the Company's economic value for the purposes of public offerings provided for herein; and

(xvi) to resolve on the contingency not covered by laws in these Bylaws.

SECTION II
Board of Executive Officers

Article 15 – The Board of Executive Officers is composed of, at least, two (2) executive officers and at most, eight (8) members, whether or not shareholders, all of them resident in the country, elected by the Board of Directors.

Paragraph 1 – In compliance with these Bylaws, the duties and powers of Board of Executive Officers' members shall be defined by the Board of Directors, which shall mandatorily designate one Chief Executive Officer and one Investor Relations Officer.

Paragraph 2 – The Board of Executive Officers' members shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of Board of Executive Officers' meetings, as well as the Management Instrument of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Paragraph 3 – The term of office of each executive officer shall be one (1) year, and re-election is allowed.

Paragraph 4 – The executive officers after the expiration of their term of office shall remain in the exercise of their positions, until the election and investiture of new executive officers.

Paragraph 5 – Should the executive officer's position be vacant, the Board of Directors may elect a deputy, whose term of office shall expire together with other executive officers.

Article 16 – It is incumbent upon the board of executive officers to exercise the duties attributed thereto by these Bylaws and Board of Directors for the practice of acts, no matter how special they are, as long as in authorized rights, necessary for the regular operation of the Company.

Article 17 – In compliance with the provisions in the Article 14 of these Bylaws, it is incumbent upon the board of executive officers:

(i) to execute works determined by the Board of Directors;

(ii) to represent the Company, as plaintiff or defendant, in or out of court;

(iii) to enter into agreements, acquire rights and assume obligations of any nature, acquire, dispose or encumber assets and real properties, contract loans and grant guarantees in the interest of the Company and its subsidiaries, open and transact bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse receipts and bills of lading; hire and dismiss employees; receive and give acquittance, compromise, waive rights, forgo, sign liability commitments; practice all management acts necessary to execute the corporate purposes; express the Company's vote in general meetings of corporations in which the Company holds interest, in accordance with previous guidance of the Board of Directors; record on the accounting books all the Company's operations and transactions; insure and maintain properly insured by reputed insurance company all the Company's assets likely to be insured;

(iv) prepare annually the Management Report, the management accounts and financial statements for the year, among them that periodic and eventual information to be rendered pursuant to the São Paulo Stock Exchange – BOVESPA New Market Listing Rules, as well as to submit after the Board of Directors and Fiscal Council's opinion, in the event the latter is operating, the financial statements required by laws, as well as the proposal for the allocation of net income for the year;

(v) prepare drafts for the Company's expansion and improvement plan;

(vi) submit the Company's general budget and special budgets to the Board of Directors, including the adjustments occurring during the year and multiyears to which the board members refer; and

(vii) approve and modify organization charts and internal regulations.

Article 18 – The Company's representation as plaintiff or defendant in acts, agreements and operations implying the Company's responsibility, is privately incumbent upon the Chief Executive Officer, acting severally, or upon two executive officers, acting jointly. The Board of Executive Officers, however, may authorize the representation is made by only one (1) executive officer, by collective designation of the body.

Sole Paragraph – The Company shall be represented by any executive officer, severally, without formalities provided for in this Article, in cases of receipt of summons or court notices and in the rendering of personal depositions; the Company shall be represented, in cases provided for by law, by appointed representatives, case by case, by letter.

Article 19 – Under the limits of their duties, two (2) executive officers may retain attorneys-in-fact or proxy-holders to jointly with one executive officer or another attorney-in-fact regularly retained, as provided for by respective instruments, represent the Company in the lawful practice of acts and assumption of liabilities on the Company's behalf. The powers of attorney shall precisely and fully define the powers granted.

Sole Paragraph – The powers of attorney shall always be granted for a determinate duration, unless the judicial powers of attorney, which may be granted for an undetermined duration.

Article 20 – The executive officers' compensation shall be fixed globally and annually by the General Meeting, which also shall define, when this is the case, the amount and the percentage of executive officers' interest in the Company's profit, observing the limit provided for in paragraph 1 of the Article 152 of Law 6,404/76.

Article 21 – The Board of Executive Officers shall meet ordinarily, at least once in the quarter, and extraordinarily, whenever the Company's interests so require, and all their meetings shall be presided over by the Chief Executive Officer, or in his absence, by the executive officer, who in that occasion is selected among those attending the meeting.

Paragraph 1 – The meetings shall always be called by any two (2) executive officers, being exempted the call in the event all its members attend the meeting. In order to the meetings may be instated and validly resolve, the attendance of the majority of executive officers shall be necessary, who in that occasion are in the exercise of their offices, or two executive officers, only if there are two acting executive officers.

Paragraph 2 – The Board of Executive Officers' resolution shall be mentioned in minutes drawn up in the company's records and shall be taken by majority votes, also being incumbent upon the chairman of the meeting, in case of tie vote, the casting vote.

Paragraph 3 – In the absences or temporary impediments of any executive officer, he may appoint a deputy member, and this act subject to the Board of Executive Officers' approval. The deputy member approved shall exercise all the duties, with all powers, including the voting right and duties of executive officer replaced.

Paragraph 4 – The deputy member may be one of the other executive officers, who in this case, shall vote in the Board of Executive Officers' meetings by himself and by the executive officer he is replacing.

CHAPTER IV
Fiscal Council

Article 22 – The Company shall have a Fiscal Council composed of three (3) sitting members and equal number of deputy members, which shall operate on a non-permanent basis.

Paragraph 1 - The Fiscal Council's members, individuals, resident in the country, legally qualified, shall be elected by General Meeting resolving on the instatement of the council, upon request of

shareholders meeting the requirements set forth in paragraph 2 of the article 161 of Law 6,404/76, with term of office until the first annual general meeting held after the election.

Paragraph 2 - The Fiscal Council's members only shall be entitled to compensation fixed by the General Meeting, during the period in which the council is operating and in effective exercise of their duties, observing the paragraph 3 of the Article 162 of Law 6,404/76 with wording given by Law 9,457/97.

Paragraph 3 - The Fiscal Council's members shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of the Fiscal Council's meetings, as well as the Instrument of Agreement of Fiscal Council's members provided for in the São Paulo Stock Exchange - BOVESPA New Market Listing Rules.

Paragraph 4 - The Fiscal Council, when instated, shall have the attributions provided for by law, and the duties of its members cannot be delegated.

CHAPTER V
General Meetings

Article 23 – The Shareholders' General Meeting shall meet pursuant to law:

a) Ordinarily in the first four months, after the end of fiscal year to:

I – take the management accounts, examine, discuss and vote the financial statements;

II – elect the Board of Directors in proper periods and the Fiscal Council, when this is the case;

III – resolve on the allocation of net income for the year, if any, and the distribution of dividends, when this is the case; and

IV – set out the management's compensation.

b) Extraordinarily whenever by means of legal call the company's interests so advise or require the shareholders' manifestation.

Article 24 – The General Meeting shall be instated and chaired by the Board of Directors' Chairman, or in his absence of impediment, instated by another board member and chaired by the chairman elected by shareholders. The secretary of the presiding board shall be freely elected by the chairman of the meeting.

Article 25 – The call notices, published as provided for by law, shall include, besides place, date

and time of the meeting, the agenda and in case of amendment to Bylaws, the indication of this issue.

Article 26 – The Call Notice may subject the attendance of shareholder in general meeting to the compliance with requirements provided for by law, and thus, he shall submit a document evidencing his capacity as shareholder, and deposit of such documents may be required, at least, seventy-two (72) hours in advance to the date scheduled for the performance of the meeting.

Sole Paragraph – In addition to the issues incumbent upon the Extraordinary Meeting provided for by laws and in these present Bylaws, it shall also approve:

I – the deregistering as publicly-held company at the Brazilian Securities and Exchange Commission - CVM;

II – the Company's delisting from São Paulo Stock Exchange – BOVESPA New Market;

III – the selection of specialized company liable for the determination of the Company's economic value for the purposes of public offerings provided for herein, among the companies previously appointed by the Board of Directors; and

IV – the plans for the granting of call options to the Company's managers and employees and other companies directly or indirectly controlled thereby, excluding the shareholders' preemptive right.

CHAPTER VI
Fiscal Year

Article 27 – The fiscal year shall start on January 1 and end on December 31 and shall observe as to the financial statements, the São Paulo Stock Exchange – BOVESPA New Market Listing Rules and applicable legal provisions.

Article 28 – The accumulated losses and income tax provision shall be deducted from the net income for the year, before any sharing.

Article 29 – The Board of Directors shall submit to the General Meeting's approval a proposal on the allocation of net income remaining after the following deductions or additions, made on a decreasing basis and in this order:

a) Five per cent (5%) to establish the Legal Reserve, which shall not exceed twenty per cent (20%) of the capital stock. The creation of Legal Reserve may be exempted in the year in which its balance, accrued of capital reserves amount, exceeds thirty per cent (30%) of the Capital Stock;

b) Amount destined to the establishment of Contingencies Reserves and reversal of those created in previous years;

c) Amount destined to the creation of Unrealized Profit Reserve;

d) Payment of shareholders' minimum mandatory dividend.

Paragraph 1 – The minimum mandatory dividend to be distributed by the Company shall be twenty-five per cent (25%) of the Company's adjusted net income.

Paragraph 2 – The financial statements shall demonstrate the allocation of net income in the assumption of its approval by the Annual General Meeting, and shall be prepared with strict observance to the São Paulo Stock Exchange – BOVESPA New Market Listing Rules and other applicable legal provisions.

Paragraph 3 – The Company, by resolution of the Board of Directors, may credit or pay to shareholders compensatory interest on own capital, thus, observing the applicable laws. The amounts paid or credited by the Company as interest on own capital may be attributed to the amount of mandatory dividends, pursuant to the applicable laws.

Article 30 – The Company, by Board of Directors' resolution, may draw up semi-annual balance sheets and declare dividends to the income account verified in these balance sheets. The Board of Directors may declare interim dividends to the retained earnings accounts or profit reserve existing in the last annual or semi-annual balance sheet.

Article 31 – The action pleading dividends becomes time-barred within three (3) years, which if not timely claimed, shall revert to the Company's benefit.

CHAPTER VII
Disposal of Control

Article 32 – The disposal of the Company's control, both by means of a single operation, or by means of successive operations, only may be contracted under suspensive or resolutory condition that the acquirer undertakes to effect a tender offer for the acquisition of other shares of other Company's shareholders, observing conditions and terms provided for in the prevailing laws and in the New Market Listing Rules, so that to ensure them equal treatment given to the selling controlling shareholder, and observing the procedures set forth by the São Paulo Stock Exchange – BOVESPA and by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The tender offer referred to in the "caput" of this Article shall also be required, in case of onerous assignment of share subscription rights and other titles or rights related to

securities convertible into shares, which may result in the Company's sale of control, and in case of sale of control of company holding the Company's power of control, and in this case, the selling controlling shareholder shall undertake to declare to the São Paulo Stock Exchange - BOVESPA the amount attributed to the Company in such sale and attach documentation evidencing such amount.

Article 33 – The tender offer provided for in the Article 32 shall also be executed if the acquirer of control is already Company's shareholder, and in view of private instrument for the purchase of shares entered into with the controlling shareholder, involving any quantity of shares, acquires its share control. In this assumption, the acquirer shall indemnify those shareholders from whom he bought shares at the stock exchange within six (6) months prior to the date of sale of share control to whom he shall pay the difference between the price paid to the selling controlling shareholder and the amount paid at the stock exchange for Company's shares in this period, duly restated.

Article 34 – The Company shall not record any transfer of shares to the acquirer of power of control or to that(those) shareholder(s) to retain the power of control, while this(these) shareholder(s) does(do) not sign the Controlling Shareholders' Statement of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Sole Paragraph- Likewise, no Shareholders' Agreement providing for the exercise of power of control may be registered at the Company's headquarters without its signatories having signed the Statement of Agreement referred to in this Article.

CHAPTER VIII
Deregistering as Publicly-Held Company

Article 35 – Without prejudice to the legal and regulatory provisions, the company's deregistering as publicly-held company with the Brazilian Securities and Exchange Commission – CVM shall be preceded by a public tender offer, which shall have as price, at least, mandatorily, the Company's value and of its shares to be determined in appraisal report by specialized company, by means of utilization of share economic value as determination criterion, by means of known methodology or based on another criterion to be defined by the Brazilian Securities and Exchange Commission - CVM. The selection of specialized company shall occur as provided for by these Bylaws.

Paragraph 1 – In compliance with other conditions of the São Paulo Stock Exchange - BOVESPA New Market Listing Rules, these Bylaws and prevailing laws, the public offering for the deregistering may also provide for the swap with securities of other publicly-held companies to be accepted by criterion of the offeree.

Paragraph 2 – The deregistering shall be preceded by Extraordinary General Meeting specifically resolving on such deregistering.

Art. 36 – Should the appraisal report referred to by Article 35 be not concluded until the Extraordinary General Meeting called to resolve on deregistering as publicly-held company, the controlling shareholder, the group of shareholders holding the Company's power of control or also the Company itself shall inform in such meeting the maximum amount per share or thousand shares by which the public offering shall be made.

Paragraph 1 – The public offering shall be subject to the amount verified in the appraisal report referred to by Article 35 is not higher than the amount disclosed by the controlling shareholder, group of shareholders holding the Company's power of control or the Company's itself at the meeting referred to in the "caput" of this Article.

Paragraph 2 – Should the value of shares determined in the appraisal report is higher than the value informed by the shareholder, group of shareholders holding the power of control or the Company's itself, the resolution referred to in the "caput" of this Article shall be automatically cancelled, and such fact shall be broadly disclosed to the market, except if the shareholder holding the power of control expressly agrees with preparing the public offering by the value verified in the appraisal report.

Article 37 – The appraisal report referred to by Article 35 shall be prepared by specialized company, with proved experience and independence as to the power of decision of the Company, its management and/or controlling shareholder, as well as meet the requirements of paragraph 1 of the article 8 of the Brazilian Corporation Law, and include the responsibility provided for in paragraph 6 of same Article.

Paragraph 1 – The selection of specialized company is the private incumbency of the general meeting, as from the presentation by the Board of Directors of a three-name list, and the respective resolution shall be taken, not computing the blank votes, by majority vote of shareholders representing outstanding shares present in that meeting, which if instated in first call shall rely on the attendance of shareholders, representing, at least, twenty per cent (20%) of total outstanding shares, or which if instated in a second call may rely on the attendance of any number of shareholders representing outstanding shares.

Paragraph 2 –The costs incurred with the preparation of report shall be borne by the shareholder or group of shareholders holding the power of control or then by the Company itself, depending on the case.

CHAPTER IX
Delisting from the New Market

Article 38 – Should the Company's shareholders in Extraordinary General Meeting resolve on the Company's delisting from the São Paulo Stock Exchange New Market – BOVESPA, the shareholder or group of shareholders holding the Company's power of control, shall conduct a

tender offer for the shares pertaining to other shareholders, at least, by the economic value of shares verified in appraisal report as provided for by Article 37, observing the legal terms, (i) whether for its shares to be recorded for trading out of New Market, (ii) or due to Company's corporate reorganization, in which the company's shares resulting from such reorganization are not accepted for trading in the New Market.

Sole Paragraph – The tender offer provided for in this article shall observe, where applicable, the provisions in the articles 35, 36 and 37 above.

CHAPTER X
Arbitration

Article 39 – The Company, its shareholders, management and members of the Fiscal Council undertake by means of arbitration to resolve any and all dispute or controversy, which may arise among them, related to or derived from, especially, the application, validity, effectiveness, construal, infringement and their effects on the provisions contained in Law 6,404/76, the Company's Bylaws, rules published by the Brazilian Monetary Council, Brazilian Central Bank and Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of capital markets in general, besides those included in the New Market Listing Rules, Market Arbitration Panel Rules and the New Market Listing Agreement.

CHAPTER XI
Liquidation, Dissolution and Extinguishment

Article 40 – The Company shall be liquidated in cases provided for by law.

Sole Paragraph – The Board of Directors shall appoint the liquidator and the general meeting shall determine the mode of liquidation and shall elect the fiscal council.

CHAPTER XII
General Provisions

Article 41 – The Company, at any time, aiming at improving its services and adjusting to new management techniques, may adopt mechanical processes for the issue and certification of trade documents, observing established standards and systems under use and practices in effect.

Article 42 – The profit sharing separated from the compensation may be paid to employees, after manifestation of the Annual General Meeting, pursuant to relevant laws.

Article 43 – The provisions provided for in the sole paragraph of the Article 1, in paragraph 2 of the Article 9, in paragraph 2 of the Article 15, in paragraph 3 of the Article 22, in sole paragraph of the

Article 26, in "caput" of Article 27 and, finally, Articles 32 to 39, only shall have full effectiveness, as from the date of signature of New Market Listing Agreement by the Company with the São Paulo Stock Exchange - BOVESPA.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. (a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76 e na Instrução CVM n° 358/02, comunicar ao mercado que foi iniciado hoje o Programa de *Global Depositary Receipts* – Nível I da Companhia (o "Programa"), tendo como depositário o Bank of New York, conforme termos já aprovados pela Comissão de Valores Mobiliários – CVM. Cada ação ordinária da Companhia no âmbito do Programa equivale a 20 (vinte) *Global Depositary Receipts*, conforme deliberação da Companhia após o desdobramento aprovado na Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007. A MMX reitera que, no contexto do Programa, foi contratado o Banco Itaú S.A. como instituição custodiante e o Bank of New York como instituição depositária dos recibos.

Outras informações e esclarecimentos poderão ser obtidos por meio do e-mail ri@mmx.com.br ou então no *site* da MMX (www.mmx.com.br).

Rio de Janeiro, 05 de fevereiro de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

NOVO MERCADO
BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

MATERIAL FACT NOTICE

MMX Mineração e Metálicos S.A. ("MMX" or "Company"), pursuant to article 157 of Law n.° 6.404/76 and CVM Instruction n° 358/02, hereby announces to the market that the Company's Level I Global Depositary Receipts Program ("Program"), has initiated today, having Bank of New York as the depositary institution, as previously approved by CVM. Each common share is equivalent to 20 Global Depositary Receipts, as deliberated by the Company after the share split approved at the Extraordinary Shareholders' Meeting held on January 25, 2007. For the purposes of the Program, the Company has hired Banco Itaú S.A. as the custodian institution and the Bank of New York as the depositary institution for said receipts.

Further details can be obtained via e-mail to ri@mmx.com.br or on MMX's site (www.mmx.com.br).

Rio de Janeiro, February 5, 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

END